Exhibit 99-1

For immediate release
May 9, 2006

Terra Nova Production Shut Down Due To Mechanical Issues

Petro-Canada (TSX: PCA, NYSE: PCZ) St. John’s, Newfoundland and Labrador -  Petro-Canada today announced production at the Terra Nova offshore oil field was shut down May 7 due to a mechanical failure of the gear box attached to the starboard main power generator. With both main power generators now out of service for gear box repairs, it is highly unlikely Terra Nova production will resume until the fall, reflecting the addition of four to five weeks of shut down to the already scheduled turnaround commencing in mid-June and ending in September.

Petro-Canada now forecasts second quarter Terra Nova production will be closer to 21,000 b/d (7,100 b/d net to Petro-Canada). This compares to a March 10 estimate of 83,000 b/d (28,000 b/d net to Petro-Canada), which reflected reduced production due to the port side gear box being out of service for repairs since February 2006.

The timing and scope of repairs to the gear box attached to the starboard main power generator are currently being assessed. Repairs to the gear box attached to the port side main power generator are already underway for completion in June 2006. The early shutdown will permit Petro-Canada to advance preparations for the extended scheduled turnaround.

The Terra Nova vessel continues to operate with power from two standby generators, which while they do not support production, continue to ensure the vessel is safe. The main power generators are needed to operate production systems.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
John Downton	Tracy Gallucci
Corporate Communications	Investor Relations
Petro-Canada (St. John’s)	Petro-Canada (Calgary)
Tel: (709) 778-3692	Tel: (403) 296-3927

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, natural gas (including LNG) export or import capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in commodity prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas (including LNG) to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; international relations of governments; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas and LNG operations; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

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